April 16, 2020

Russell Becker
Chief Executive Officer
APi Group Corporation
c/o APi Group, Inc.
1100 Old Highway 8 NW
New Brighton, MN 55112

       Re: APi Group Corporation
           Registration Statement on Form S-4
           Filed April 2, 2020
           File No. 333-237553

Dear Mr. Becker:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed April 2, 2020

APG Management's Discussion and Analysis of Financial Condition and Results of Operations
Economic, Industry and Market Factors, page 46

1. We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. number of cancelled projects, supplies that you cannot obtain). Refer to CF Disclosure Guidance:
       Topic No. 9.
 Russell Becker
APi Group Corporation
April 16, 2020
Page 2
Combined Company, page 49

2. We note your presentation of the combined results of operations of the Successor and the
      Predecessor for the year ended December 31, 2019. Please tell us how you determined it was appropriate to present these combined results without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page F-41

3. We note your reconciliation at the bottom of page F-42. Please clarify for us the nature of the deferred remeasurement line item. Within your response, please tell us your basis in
      U.S. GAAP for your accounting for this item.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameRussell Becker
                                                           Division of
Corporation Finance
Comapany NameAPi Group Corporation
                                                           Office of Real
Estate & Construction
April 16, 2020 Page 2
cc:       Donn A. Beloff Esq.
FirstName LastName